LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com
N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)
Linux Gold Corp.: OTC BB: LNXGF

LOST DOG MINING OPTION AGREEMENT DATED OCTOBER 3,
2007 NOT EXERCISED BY LINUX GOLD CORP.

For Immediate Release: February 12, 2008, Vancouver, BC – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce that after a comprehensive review of the Lost Dog Mining Claims in the Ester Lode area in Alaska, Linux Gold Corp. has elected not to exercise its option due to the recommendation of our Geologist. The Company is currently negotiating additional properties in Alaska.

ABOUT LINUX GOLD CORP:

Linux Gold Corp. is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. Linux Gold Corp. owns 284 State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. The Company has acquired a 100% interest in the TY and ORO properties in B.C. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a 25% working interest. Linux has also staked mineral exploration claims covering 6,400 acres in the Livengood-Tolovana Mining District, in the State of Alaska. Linux has an option to earn a 100% interest in a private company, which holds an option to earn an 85% interest in a co-operative joint venture company that has the option to mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometers in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.